SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                          SARATOGA BEVERAGE GROUP, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   803436 10 4
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                                 (CUSIP number)

                              ROBERT FRIEDMAN, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 12, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 9 Pages)

--------------------------                          ----------------------------
CUSIP No. 803436 10 4                   13D           Page 2 of 9 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Carl T. Wolf
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                                   (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS
                         PF
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                   353,000 shares
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                    0 shares
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                    353,000 shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         353,000 shares
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                         / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             13.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

--------------------------                          ----------------------------
CUSIP No. 803436 10 4                   13D           Page 3 of 9 Pages
--------------------------                          ----------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Marion Wolf
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                        PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States
--------------------------------------------------------------------------------
  NUMBER OF            7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                      353,000 shares
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                      0 shares
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                      353,000 shares
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        353,000 shares
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                          / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        IN
================================================================================

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CUSIP No. 803436 10 4                   13D           Page 4 of 9 Pages
--------------------------                          ----------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").


ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the Class A Common Stock, $0.01 par value per share ("Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Geyser Road, Saratoga Springs, New York 12866.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is filed by Carl T. Wolf and Marion Wolf (collectively, the "Reporting Persons").

                  (b) The principal residence of the Reporting Persons is 627 Inwood Lane, South Orange, New Jersey 07079.

                  (c) The principal occupation of the Reporting Persons is as private investors. Carl T. Wolf is also a Director and Co- Chairman of the Board of the Issuer.

                  (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Persons are citizens of the United States of America.

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CUSIP No. 803436 10 4                   13D           Page 5 of 9 Pages
--------------------------                          ----------------------------


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 11, 1998, the Reporting Persons acquired 5,000 shares of Common Stock in an open market purchase at a price of $3.0625 per share.

                  On February 12, 1998, Carl T. Wolf entered into a Securities Purchase Agreement with the Issuer (the "Issuer Securities Purchase Agreement") whereby Carl T. Wolf purchased 150,000 shares of Common Stock at a price of $2.25 per share. These shares are to be issued to Carl T. Wolf and his wife, Marian Wolf. In addition, Carl T. Wolf entered into an Option Agreement with the Issuer and was granted options to purchase an additional 200,000 shares of Common Stock at a price of $2.875 per share. The options are exercisable in installments of 100,000 shares on each of February 4, 1998 and February 4, 1999.

                  On February 12, 1998, Carl T. Wolf entered into a Securities Purchase Agreement with Anthony Malatino whereby Carl T. Wolf purchased from Anthony Malatino 83,000 shares of Common Stock at a price of $3.00 per share. These shares are to be issued to Carl T. Wolf and his wife, Marian Wolf.

                  On February 12, 1998, the Reporting Persons acquired 15,000 shares of Common Stock in an open market purchase at a price of $3.0625 per share.

                  All of the shares acquired in the foregoing transactions are being held jointly by the Reporting Persons. The aggregate purchase price for all the transactions listed in Item 3 was $647,750. The funds for the purchases came from the personal funds of the Reporting Persons.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased the shares of Common Stock for investment purposes. The Reporting Persons have no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D. The Reporting Persons would, however, consider the purchase of additional shares from the Issuer if they were to become available.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 2,657,039 shares, which is the total number of shares of Common Stock outstanding as of February 12, 1998 as represented by the Issuer in the Issuer Securities Purchase Agreement, plus the shares issued to Carl T. Wolf and all currently exercisable options granted to Carl T. Wolf pursuant to such agreement.

--------------------------                          ----------------------------
CUSIP No. 803436 10 4                   13D           Page 6 of 9 Pages
--------------------------                          ----------------------------

                  As of the close of business on February 19, 1998, the Reporting Persons beneficially own 353,000 shares of Common Stock, constituting approximately 13.3% of the shares outstanding.

                  (b) The Reporting Persons have the shared power to vote and dispose of the shares reported in this Schedule 13D.

                  (c) Other than as set forth in "Item 3. Source and Amount of Funds on Other Consideration," there have been no other transactions in shares of Common Stock of the Issuer by the Reporting Person.

                  (d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements or understandings between the Reporting Person and any other Person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  (a) Securities Purchase Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated February 12, 1998.

                  (b) Option Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated February 12, 1998.

--------------------------                          ----------------------------
CUSIP No. 803436 10 4                   13D           Page 7 of 9 Pages
--------------------------                          ----------------------------

                  (c) Securities Purchase Agreement by and between Anthony Malatino and Carl T. Wolf dated February 12, 1998.

                  (d)      Joint Filing Agreement

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CUSIP No. 803436 10 4                   13D           Page 8 of 9 Pages
--------------------------                          ----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 20, 1998         Carl T. Wolf
                                  --------------------------------------------
                                  Carl T. Wolf


Dated:  February 20, 1998         Marion Wolf
                                  --------------------------------------------
                                  Marion Wolf

--------------------------                          ----------------------------
CUSIP No. 803436 10 4                   13D           Page 9 of 9 Pages
--------------------------                          ----------------------------

                                  EXHIBIT INDEX


EXHIBIT
-------

1.       Securities   Purchase   Agreement  by  and  between  Saratoga
         Beverage  Group,  Inc.  and Carl T. Wolf dated  February  12,
         1998.

2. Option Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated February 12, 1998.

3. Securities Purchase Agreement by and between Anthony Malatino and Carl T. Wolf dated February 12, 1998.

4.       Joint Filing Agreement